FactorShares Trust
35 Beechwood Road, Suite 2B
Summit, New Jersey 07901

October 20, 2015

VIA EDGAR TRANSMISSION

Mr. Dominic Minore
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	FactorShares Trust (the “Trust”)
File Nos.: 333-182274 and 811-22310
BlueStar TA-BIGITech™ Israel Technology ETF (the “Fund”)

Dear Mr. Minore:

This correspondence is in response to comments you provided to the Trust on October 19, 2015 with respect to the BlueStar TA-BIGITech™ Israel Technology ETF. For your convenience, your comments have been reproduced with responses following each comment.

In connection with this correspondence, the Trust, on behalf of the Funds, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
comments from the U.S. Securities and Exchange Commission (the “Commission”) or the staff, or changes to disclosure in response to such comments, do not foreclose the Commission from taking any action with respect to the filing;

(3)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment 1.
Please explain why the Fund’s criteria for determining an Israeli company are appropriate with respect to Rule 35d-1. In particular, please explain why one criterion from Group A and two from Group C are sufficient to ensure a company is tied economically to the State of Israel. Please confirm whether the first bullet of Group B refers to a company’s principal listing exchange. Please also confirm whether the last bullet of Group B could refer to a country- or regional-headquarters, as opposed to a higher-level corporate headquarters.

Response:
The Registrant and BlueStar believe that the Fund’s criteria for determining an “Israeli company” (copied below for reference) will ensure that the companies included in the Index are tied economically to the State of Israel. The Registrant notes that the Commission, in its release proposing Rule 35d-1, identified three criteria, any one of which the Commission believed to be sufficient to determine that a security was tied economically to a country or geographic region. Such securities consisted of:

(i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the [fund]’s name or that maintain their principal place of business in that country or region;

(ii) securities that are traded principally in the country or region suggested by the [fund]’s name; or

(iii) securities of issuers that, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the [fund]’s name or that have at least 50% of their assets in that country or region.

The Commission further noted in the proposing release that “[s]ubstantially the same 3 criteria have been used to date by the Division [of Investment Management] to determine whether names of investment companies that focus their investments in particular countries or geographic regions are consistent with section 35(d).” In its release adopting Rule 35d-1, the Commission noted that it had received comments stating that “the specific criteria would be too restrictive” and that the Commission was “persuaded by these comments, which are consistent with the historical position of the Division of Investment Management” that the Commission “would consider other criteria” that may be used to identify securities that are tied economically to a country or region.

The Registrant notes that the Commission’s own proposed criteria could have been satisfied by meeting only a single criterion from Group B in the Fund’s criteria. The Registrant believes that the Fund’s criteria will ensure a greater economic tie to the State of Israel than the Commission’s proposed criteria because the Fund’s criteria require multiple, independent factors to support the definition of an “Israeli company.”

In particular, the Registrant believes that a company satisfying at least (though not necessarily only) one criterion from Group A and two criteria from Group C is economically tied to the State of Israel because such a company would have at least three, independent, significant factors tying it economically to Israel. Such factors might include, for example, (A) the location of a significant portion of the company’s workforce, (C1) the location of a majority of its leadership, and (C2) a dependence on Israeli assets for its business results. The Registrant and BlueStar believe that such criteria could only be satisfied by a company that is economically tied to the State of Israel.

The Registrant notes that the first criterion in Group B is interpreted by the Fund and the Index to refer to any exchange on which a company’s securities are listed (as opposed to an exchange where such securities are traded but not listed). The Registrant notes that, although this criterion could be satisfied by a company having a secondary listing on the Tel Aviv Stock Exchange, such listing is still indicative of a significant economic tie to Israel, and BlueStar does not expect that a significant portion of the companies in the Index will qualify for inclusion solely for that purpose. Additionally, the Registrant notes that the last criterion in Group B refers to a corporate-level headquarters, as opposed to a country or product specific headquarters. The Registrant and BlueStar also note that they believe that companies are unlikely to be incorporated in Israel, have a tax status in Israel, or list securities on the Tel Aviv Stock Exchange unless they are economically tied to Israel because, unlike certain other countries, a non-Israeli company would not derive any notable economic benefit and would incur significant costs in doing so.

Finally, the Registrant believes that the determination of whether a company is tied economically to a particular country must be based on current global economic and financial factors. From a disclosure perspective, the most important thing to an investor investing in an “Israel Technology ETF” is that they be able to determine how companies in the Index are tied to Israel from a technological standpoint. The Registrant believed that the Fund’s criteria are specific and definitive in this regard and that BlueStar and its Index Advisory Committee are in the best position to make this determination based on current global economic and financial factors.

An issuer qualifies as an “Israeli company” when it meets one criteria from Group A and one criteria from Group B; or meets one criteria from Group A and two criteria from Group C, as follows:

Group A
• At least 20% of the company’s employees are located in Israel
• At least 20% of the company’s long-lived assets are located in Israel
• The company has a major research and development (“R&D”) center in Israel

Group B
• The company’s securities are listed on the Tel Aviv Stock Exchange
• The company’s tax status is in Israel
• The company is incorporated in Israel
• The company maintains a headquarters in Israel or has a dual-headquarters in Israel

Group C
• The company has a majority of its Board of Directors or at least two Executive Officers domiciled in Israel
• The company’s business results would be materially altered without its Israeli assets. These assets may include but are not limited to: intellectual and human capital, or licenses to Israeli technology that materially affect revenue or R&D
• The company is a subsidiary or non-Israel operating branch of a company that would otherwise be considered Israeli

Comment 2.	Please include disclosure with respect to what “BIGI” stands for.

Response:
The following disclosure has been added in response to Item 9 of Form N-1A under “Additional Information about the Fund’s Investment Objective and Strategies”: “The Index is part of the BlueStar Israel Global Indexes, a family of index products owned by BlueStar and that focuses on Israeli companies.”

Comment 3.	Please confirm that the securities purchased by the Fund will not be used to effectuate leverage.

Response:	The Registrant confirms that the Fund will not purchase securities that effectuate leverage.

*           *           *

If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586 or W. Thomas Connor of Reed Smith LLP at (202) 414-9208.

Sincerely,

/s/ Michael D. Barolsky
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust